

Mail Stop 4631

May 21, 2010

via U.S. mail and facsimile

Andrea Jung, Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, N.Y. 10105-0196

>   **RE: Avon Products, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 1-4881**

Dear Ms. Jung:

   We have reviewed your response letter dated April 1, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2009

Segment Review – Latin America, page 30

1.   We note your response to prior comment 2 in your letter dated April 1, 2010. In your latest Forms 10-K and 10-Q you have disclosed Avon Venezuela's cash balances denominated in bolivars and U.S. dollars and the approximate percentage of your revenue and operating profit from Avon Venezuela. Please expand MD&A in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of bolivar-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts being remeasured at each exchange rate. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts receivable. Disclose the amount of sales and costs of sales for Avon Venezuela and separately disclose the amounts denominated in bolivar fuerte and the U.S. dollar. Please provide us an example of future disclosure.

Ms. Jung
Avon Products, Inc
May 21, 2010
Page 2

2. In MD&A you currently provide a useful discussion of the negative impact from the need to obtain foreign currency from the parallel market. In future filings please expand this to provide a discussion of amounts you have settled at both the official rate and through the parallel market during the periods presented. If no amounts have been settled at the official rate during this time, discuss the most recent settlements. Disclose the amount of bolivar pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows and to the extent possible, provide a quantified analysis of the potential impact on your future operations. Please provide us an example of future disclosure.

3. In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and hyperinflationary environment.

Definitive Proxy Statement on Schedule 14A filed March 25, 2010

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 27

5. We note that you target the market median for total compensation and that, on average, 2008 compensation was below the market median. In future filings, please disclose for each element of compensation and for total compensation how actual payouts compared to the market median. Please show us in your supplemental response what the revisions will look like.

Roles in Executive Compensation, page 29

6. We note the disclosure in the table regarding your conclusion that the Semler Brossy Consulting Group is independent. We also note that you have not included any disclosure in response to Item 407(e)(3)(iii)(A) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary.

Annual Incentive Compensation, page 33

7. In future filings, please provide a materially complete description of the correlation between performance under the plan and the payouts actually made to

each of your named executive officers. Please understand that discussion of the various items of corporate and individual performance that were considered by the compensation committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award the specific amount for each named executive officer. Further, in future filings, please briefly disclose the elements of individual performance considered for each named executive officer. Please also comply with this comment with respect to your long-term incentive compensation. Please show us in your supplemental response what the revisions will look like.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief